SpeechFX, Inc.

August 25, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Mark P. Shuman, Branch Chief—Legal
Patrick Gilmore, Accounting Branch Chief
Jan Woo, Attorney-Advisor
Jennifer Fugario, Staff Accountant

Re:	SpeechFX, Inc.
Registration Statement on Form 10
Filed June 28, 2011
File No. 000-54445

Ladies and Gentlemen:

On June 28, 2011, SpeechFX, Inc., a Delaware corporation (the “Company”) filed a registration statement on Form 10 (the “Form 10”) under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 000-54445.

The Company hereby requests immediate withdrawal of the Form 10, along with any amendments and exhibits.

The Company believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)) before the Company has had an opportunity to fully respond to the comments of the staff of the Commission. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.  As discussed with the staff of the Commission, the Company intends to file immediately a new Form 10 registration statement which responds to the comments of the Commission Staff.

It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request, please contact the undersigned, Roger D. Dudley, Chief Executive Officer (at 801-633-5488), or the Company’s outside counsel, Wayne D. Swan of Durham, Jones & Pinegar (at 801-415-3000).  Thank you for your assistance in this matter.

Very truly yours,

SPEECHFX, INC.

By:          /s/ Roger D. Dudley
Name: Roger D. Dudley
Title:  Chief Executive Officer